Exhibit 99.9
CONSENT OF INDEPENDENT ENGINEERS

We refer to our report dated February 12, 2019 and effective December 31, 2018, evaluating the proved and probable petroleum and natural gas reserves attributable to Baytex Energy Corp. and its affiliates (collectively, the "Company"), which is entitled "Evaluation of the P&NG Reserves of Baytex Energy Corp. in Canada Excluding Ferrybank Duvernay Property (As of December 31, 2018)" (the "Report").

We hereby consent to the references to our name in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and to the incorporation by reference in Registration Statements No. 333-171568 on Form S-8 and No. 333-171866 on Form F‑3 of the Company and to the use of the Report.

We also confirm that we have read the Company's Annual Information Form for the year ended December 31, 2018 dated March 12, 2019, and that we have no reason to believe that there are any misrepresentations in the information contained therein that was derived from the Report or that is within our knowledge as a result of the services we performed in connection with such Report.

SPROULE UNCONVENTIONAL LIMITED

/s/ Cameron P. Six
Cameron P. Six, P. Eng.
President, CEO and Director

Calgary, Alberta, Canada
March 12, 2019